

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

May 10, 2010

Charles Bartlett
President and Chief Executive Officer
Specialty Contractors, Inc.
1541 E I-30
Rockwall, Texas 75087

> **Re: Specialty Contractors, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 14, 2010**
> **File No. 333-166057**

Dear Mr. Bartlett:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the disclosure required by Items 101(e)(1), (e)(2) and (e)(3) of Regulation S-K.

Front Cover Page of the Registration Statement

2. Please revise the cover page to provide it in the exact form required by Form S-1. Please also review the headings and item numbers throughout your filing and revise to conform to the requirements of Form S-1. In this regard, we note that many of the references are to older versions of Commission forms.

3. Please revise the fee table to indicate the specific provision of Rule 457 of Regulation C that you relied upon to calculate the registration fee.

4. We note the disclosure in footnote (1) to the fee table that you have "estimated" the proposed offering price per share. Please advise us as to the meaning of this statement, as it appears you are offering the registered shares at that price.

Cover Page of the Prospectus

5. Please add the prospectus "subject to completion" legend pursuant to Item 501(b)(10) of Regulation S-K.

6. Please revise the second sentence of the cover page and the first sentence after "The Offering" in the Prospectus Summary section on page 2 to clearly state that the common stock will be sold by your officer and director on behalf of the company.

7. We note the statement in the third sentence of the first paragraph that the offering price was determined arbitrarily. We also note the related risk factor on page 5. Please revise to clearly disclose under an appropriately titled heading in the body of the prospectus how the offering price was determined. Refer to Item 505(a) of Regulation S-K. In responding to this comment, please clearly explain the factors that have increased the price per share from $0.10 in November 2009 to $0.75 per share in connection with this offering.

Prospectus Summary, page 2

8. Please include your address and telephone number pursuant to pursuant to Item 503(b) of Regulation S-K.

9. We note disclosure that "officers, directors and their affiliates will not be able to purchase shares in this offering. Please revise to make this consistent with disclosure in the last sentence of the second paragraph on page 8 which states that "officers, directors and affiliates may purchase shares in this offering, but only up to five percent of the total amount sold."

<u>Risk Factors, page 3</u>

<u>General</u>

10. Please add risk factors on the following:

- Your sole officer has no experience leading a public company and no experience in your company's industry;

- The risks of being a public company, including compliance costs;

- Industry risks;

- Two of your customers accounted for 100% of your revenues; and

- The manner in which you will hold the subscriber funds until the minimum offering amount is achieved.

11. Please move the risk factor disclosing your going concern opinion to the front of the risk factors section.

<u>We rely on our sole officer…, page 3</u>

12. We note disclosure that you have one officer. However, we note disclosure of "officers" throughout the registration statement including in the risk factor "Our sole officer will retain control…" which discloses in the second sentence ". . . our two officers…" Please revise the registration statement to consistently disclose that you have one officer.

<u>Our Audit Report from our Auditor . . . , page 6</u>

13. Please advise us as to the meaning of the qualification "if true" in this subheading.

<u>Dilution, page 6</u>

14. You indicate that projected book value per share is equal to total assets, less liabilities, divided by the number of shares of common stock outstanding. You disclose that after giving effect to the sale of common stock offered in this offering, and the receipt and application of the estimated net proceeds, your projected book value as of December 31, 2009 would be $74,252 or $0.01 per share, if the minimum is sold, $299,252 or $0.04 per share, if the midpoint amount is sold and $552, 252 or $0.08 per share, if the maximum is sold. Please revise your disclosure to more clearly explain how you determined the projected book value after giving effect to the sale of common stock and the receipt and

application of the estimated net proceeds that you disclose on page 9. Please also revise to clarify how the projected book values you disclose on page 6 correspond to the pro forma capitalization you disclose on page 19.

15. On page 6 you indicate that your projected book value as of December 31, 2009 would be $299,252 or $0.04 per share if the midpoint amount is sold. Please revise your table on page 7 to reflect that the projected book value after this offering would be $0.04 for the midpoint amount rather than $0.00.

Description of Business, page 10

16. Please explain your corporate structure. In this regard, we note the disclosure in your financial statements regarding a subsidiary.

17. We note that the disclosure here and throughout your prospectus describes the status of the development of your website at different stages. Please revise to clearly explain the current status of your website and your plans for developing your website.

18. The disclosure in this section describes the plans for expanding your business. However, it does not describe in sufficient detail your current business. Please revise to clearly and specifically explain your current business and how you intend to expand your business. In responding to this comment, please clearly explain the manner in which you currently operate your business and whether that will change as you expand. In this regard, we note the disclosure in the fifth paragraph regarding the use of contractors.

19. We note the disclosure of your products and services. Please describe the amount of your work devoted to outdoor kitchen design and build, outdoor grill patios and accessories, retaining walls, garden structures and in supplying outdoor appliances.

20. Please identify your target market, the economic conditions of that market and your prospects for growth in the current economy, where outdoor kitchens could be considered a "luxury" item.

21. Please describe in greater detail the amount of your business that currently is design versus construction related, and whether that proportion will change as you expand your business as described in the prospectus.

22. We note disclosure of your typical backlog. Please advise us as to the basis for the use of the term "typical" in light of the fact that two customers accounted for 100% of your revenues. Please also disclose the dollar amount of backlog orders believed to be firm, as of a recent date, together with an indication of the portion

not reasonably expected to be filled within the current fiscal year.

23. We note the disclosure on page 12 that references your "growth". Please explain the basis for this statement.

Management's Discussion and Plan of Operations

General

24. Please include a critical accounting estimates section to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;

- Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation; and

- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also should explain that effect.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Financing Needs: page 14

25. You indicate that your cash flows from inception have not been adequate to support on-going operations. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, *Uncertainty About an Entity's Continued Existence*. Additional detail should be provided to show that over the next twelve months, management is confident that

sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

- Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

- How you will support your business if this offering is not successful;

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

- Management's plans (including relevant prospective financial information).

Description of Property, page 14

26. We note disclosure on page 14 that your corporate facilities are leased on a month to month basis for $500 per month. However, Note 6 discloses that you lease space through June 2011 at $350 per month. Please revise to make the disclosures consistent or advise.

Directors, Executive Officers and Significant Employees, page 14

27. Please provide director independence information pursuant to Item 407(a) of Regulation S-K.

Remuneration of Directors and Officers, page 15

28. Please revise to include the summary compensation table pursuant to Item 402(n) of Regulation S-K.

29. Please disclose whether you compensate your director for his services as a director. If so, please provide the director compensation table pursuant to Item 402(r) of Regulation S-K.

30. We note that you issued shares to Mr. Bartlett in 2009 for services rendered. Please revise to include the value of these shares in his compensation for 2009. Please also revise to clearly explain the services performed in consideration for these shares.

Interest of Management and Others in Certain Transactions, page 16

31. Please disclose the information required by Item 404(c) of Regulation S-K. Please also identify all other registration statements of companies for which your sole officer and director may have acted as a promotes, or in which he has a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your sole officer and director and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission

Principal Shareholders, page 16

32. It appears that CGC Ventures owns 400,000 shares of common stock. In this regard, we note the disclosure under "Item 4" on page II-3. Please revise to provide the information required by Item 403 of Regulation S-K with respect to these shares.

Securities being Offered, page 17

33. Please disclose the number of outstanding shares of common stock as of the most recent practicable date.

34. Please disclose the information required by Items 201(a)(2) and 201(b) of regulation S-K.

Capitalization, page 18

35. You disclose that your capitalization is presented on an actual basis, and a pro forma basis to give effect to the net proceeds from the sale of the minimum, midpoint and maximum number of shares sold. However, it appears that your pro forma capitalization calculations are based upon gross proceeds instead of net proceeds. Please revise your capitalization table accordingly.

Financial Statements

General

36. Please note the updating requirements of Rule 8-02 of Regulation S-X.

Balance Sheet, page F-2

37. Since you have disclosed that you are a development stage company, please revise your balance sheet to include descriptive captions such as "deficit accumulated during the development stage." Refer to FASB ASC 915-210-45-1.

Statement of Cash Flows, page F-4

38. On page F-9, you disclosed that you issued common stock for services. Please revise your statement of cash flows to include your non-cash investing and financing activities as required by FASB ASC 230-10-50-3.

Statement of Stockholders' Equity, page F-5

39. Since you have disclosed that you are a development stage company, please revise your statement of stockholders' equity to include the disclosures required by FASB ASC 915-215-45-1. FASB ASC 915 requires that for each issuance, your statement of stockholders' equity should include the date and number of stock, warrants, rights or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

Note 1 – Nature of Activities and Significant Accounting Policies, page F-6

General

40. On page 10, you disclose that you are a development stage company as defined by ASC topic 810-10-20. FASB ASC 810 relates to fair value measurements and disclosures. Please correct your disclosure to refer to SFAS ASC 915 regarding development stage entities. Please also revise your notes to the financial statements to disclose that you are a development stage company.

41. Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

42. Please disclose your accounting policy for advertising. Refer to FASB ASC 720-35-50-1.

Basis of Accounting and Consolidation, page F-6

43. You disclose that you have one subsidiary and all intercompany balances and transactions are eliminated in consolidation. However, you also disclose that investments in subsidiaries are reported using the equity method. Please advise or revise your filing accordingly.

Revenue Recognition, page F-7

44. Your company has only been in operations since November 2009 and appears to have a limited operating history on which to estimate total project costs. Please tell us how you considered the provisions of FASB ASC 605-35-25 in determining that the percentage-of-completion method of accounting was the most appropriate revenue recognition method for your business. Your response should address all factors considered including but not limited to management's experience with estimating construction costs, the average time period involved to complete a project, and a description of the types of projects you typically are hired for (e.g. fixed price, time and materials, etc.). Please also revise your filing to disclose your accounting policies for precontract costs, approved and unapproved change orders, and claims.

Cost of Goods Sold, page F-8

45. Please disclose whether you allocate a portion of your depreciation and amortization to cost of sales. If you do not allocate depreciation and amortization to cost of sales, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of sales, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of sales indicate that it is exclusive of depreciation and amortization.

Note 2 – Fixed Assets, page F-9

46. Please revise your table to disaggregate the significant components of your gross property and equipment balances to provide greater detail about the types of fixed assets you hold and the depreciable lives associated with each type of fixed asset.

Note 3 - Line of Credit, page F-9

47. Please disclose whether your line of credit has any financial covenants. If your line of credit has financial covenants, please disclose whether you were in compliance with your financial covenants as of December 31, 2009.

Undertakings, page II-2

48. Please revise the undertakings provide them in the exact form required by Item 512 of Regulation S-K. For example, there is no reference to "small business issuer" in Item 512 of Regulation S-K.

49. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

<u>Signatures, page II-4</u>

    50. Please revise to include the signatures, including the introductory paragraphs, in the exact form required by Form S-1.

<u>Exhibits, page II-5</u>

    51. We note the disclosure of your subsidiary Texas Deco Pierre on page F-6. Please file as an exhibit to the registration statement the information required Item 601(b)(21) of Regulation S-K.

    52. We note the disclosure of the line of credit and related pledge with GCG Ventures on page F-9. Please file these documents as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

    53. Please revise your exhibit numbers to conform to the requirements of Item 601 of Regulation S-K. In this regard, we note that many of the exhibit number references refer to older versions of Commission forms. For example, your auditor consent should be filed as exhibit 23.1 and your legal opinion should be filed as exhibit 5.1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Haynes, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bradley D. Harrison (*Via facsimile at 214/607-1729*)
Law Office of Bradley D. Harrison
8318 Trail Lake Dr.
Rowlett, Texas 75088